82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

02055588

October 22, 2002

SUPPL

02 OCT 29 AM 10:47

PRESS RELEASE

GGL UPDATES FINANCING ANNOUNCEMENT

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** confirms that the financing for $2,000,000 by way of a private placement of 10,000,000 common shares at $0.20 per share, announced on September 5, 2002 is proceeding and is expected to close on or about November 12, 2002. The financing is subject to acceptance for filing by the TSX Venture Exchange.

This financing will secure exploration funding through 2003-2004 on the Company's 100% owned and already advanced diamond exploration projects.

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

GGL DIAMOND CORP.

Raymond A. Hrkac
President

dlw 11/20

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604)684-3376.